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Exhibit 99.1

For Immediate Release
April 16, 2003

DRAXIS Establishes Share Buyback Program

        MISSISSAUGA, ONTARIO, April 16, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) has received approval from The Toronto Stock Exchange to make a Normal Course Issuer Bid to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the 37,098,690 common shares issued and outstanding.

        Under the program, DRAXIS is able to begin purchases of its shares through the facilities of the Toronto Stock Exchange beginning April 21, 2003. The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares.

        The Board of Directors of DRAXIS believes the underlying value of the Company is not reflected in the current market price of its common shares and have thus concluded that the repurchase of common shares presently constitutes an appropriate use of financial resources and would be in the best interest of shareholders.

        DRAXIS has not purchased any of its own shares in the past twelve months.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For DRAXIS in Canada: Jerry Ormiston Phone: 877-441-1984	For DRAXIS in the United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210

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  Exhibit 99.1